Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We agree to the incorporation by reference in the Registration Statement (Form S-8) for the registration of shares of Alliance One International, Inc. (formerly DIMON Incorporated) pertaining to the Standard Commercial Corporation Performance Improvement Compensation Plan and the Standard Commercial Corporation 2001 Performance Improvement Compensation Plan, of our report dated May 27, 2004 (except for Note G, as to which the date is June 9, 2004 and Note B, as to which the date is September 30, 2004), with respect to the consolidated financial statements and schedule of Alliance One International, Inc. included in its Current Report on Form 8-K dated December 10, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Greensboro, North Carolina

May 31, 2005